Exhibit 99.4

InterCure Reports Record Breaking Q4 and 2021 Results – Exceeded Preliminary Results

Another record year with continued industry leading growth and profitability supported by focused strategy and execution

Revenue growth expected to continue in the first quarter and throughout 2022

Strong balance sheet with $89 million cash supporting future profitable growth

NEW YORK, TORONTO, and HERZLIYA, Israel – April 5, 2022 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2021. References herein to “preliminary results” refer to the preliminary results published by the Company on February 8, 2022.All amounts are expressed in New Israeli Shekels (NIS) or Canadian dollars ($), unless otherwise noted.

Fourth Quarter 2021 Key Financial & Operating Highlights

●	Record revenue of $33 million (NIS 80 million), which is higher than the preliminary results, and three times greater than the fourth quarter of 2020 and representing sequential growth of 29%.

●	Record adjusted EBITDA of $9 million (NIS 21 million), representing a 140% increase year-over-year, sequential growth of almost 50% and adjusted EBITDA margin of 26%.

●	Net income loss of $1 million (NIS 3 million) for the fourth quarter of 2021.

●	Exceeded preliminary results with its eighth consecutive quarter of high double-digit growth representing an estimated annualized run rate of over $130 million (NIS 320 million).

●	Sixth consecutive quarter of positive cash flow from operations.

●	Announced European expansion with international cannabis brand Cookies™ - opening first retail locations in Austria and the United Kingdom.

●	Company surpassed one-ton medical cannabis products dispensed per month in the fourth quarter, representing approximately 30% market share of Israel’s medical cannabis.

Full Year 2021 Key Financial & Operating Highlights

●	Record fiscal year 2021 revenue and Adjusted EBITDA of $89 million (NIS 220 million) and $23 million (NIS 55 million), representing an increase of 230% and 250% year-over-year, respectively.

●	Adjusted EBITDA margin of 25% for the fiscal year 2021 up 1% from 2020.

●	Cash at year end of $89 million (NIS 217 million).

●	Net income of $3 million (NIS 7 million) for 2021.

●	Increased market share due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Added 19 locations to its leading medical cannabis dedicated pharmacy chain, out of which 13 are actively dispensing medical cannabis.

●	Announced the first major consolidation in the pharmaceutical medical cannabis space with the signing of an LOI to acquire multi-national licensed producer “Better”.

●	Solid international demand for InterCure’s GMP branded products expected to boost global expansion as Israeli government eases regulation on exportation.

●	Legislation of adult use cannabis and CBD products in Israel progresses as a new government sworn into office in June 2021.

●	InterCure commenced trading on Nasdaq.

●	During the third quarter, InterCure received 5.2 million shares back from the sponsor of our SPAC transaction.

●	CEO Alexander Rabinovitch purchased on the open market a total of 423,501 shares of the Company’s common stock for a total investment in the Company of $3,790,238 or NIS 9,608,631.

Post-fourth quarter 2021 Highlights

●	Announced it has signed a definitive agreement to acquire 100% of Better’s shares.

●	Announced international strategic partnership with Clever Leaves.

●	Company expected to capitalize on new CBD market following the Israeli Minister of Health’s announcement that CBD will be removed from the Dangerous Drugs Act through strategic partnership with Charlotte’s Web.

●	Signed definitive agreement with Altman Health, the leading Israeli wellness brand with distribution into 1,700 points of sale, focusing on the new Israeli CBD product market.

●	Added 3 new medical cannabis dedicated pharmacies to the Company’s chain, totaling 23 retail locations across Israel, out of which 15 are actively dispensing medical cannabis.

“Our fourth quarter results came in stronger than we initially expected as we successfully continue to expand InterCure’s branded product portfolio, scale up our unique global supply chain and expand our pharmaceutical grade medical cannabis dispensing operation.” said InterCure CEO Alexander Rabinovitch, adding “Our results throughout 2021 reflect the outstanding work we’ve accomplished done and our focus on executing our profitable growth strategy. As regulations are evolving favorably, there is huge potential in all of our operating territories, and we are well positioned for the growth ahead. We will continue focusing on executing our profitable growth strategy, creating value for our stakeholders.”

Key Q4 and Full Year 2021 Financial Highlights – Cannabis Sector

(In thousands $)

Full Year	2020	2021 (Preliminary)	2021
Revenues	26,628	87,000	88,779
Gross Profit (1)	12,441		37,799
Adjusted EBITDA (2)	6,508		22,566

Fourth Quarter	Q4-20	Q4-21 (Preliminary)	2021
Revenues	11,093	31,000	32,632
Gross Profit (1)	5,446		14,990
Adjusted EBITDA (2)	3,549		8,635

	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21	Q4-21
Revenues	4,580	9,211	11,093	13,532	18,518	25,260	32,632
Gross Profit (1)	1,971	4,403	5,446	6,316	7,889	10,106	14,990
GP Margin	43%	48%	49%	47%	43%	40%	46%
Adjusted EBITDA(2)	644	2,852	3,549	4,121	4,791	5,749	8,635
Adjusted EBITDA(2) Margin	14%	31%	32%	30%	26%	23%	26%

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

Rescheduled Webcast and Conference Call

Management will conduct a webcast on Wednesday, April 6, 2022 at 5:30 p.m. (Eastern Time) to review the results as well as provide an overview of the Company’s recent milestones and growth strategy.

To access the conference call, United States participants please dial (844) 310-5056, or for international callers, 1-706-679-4749. Conference ID: 5661207.

Participants can access the live webcast through the following link:

https://bit.ly/37N92wN

Consolidated Financial Statements and Management’s Discussion and Analysis

The publication of InterCure’s audited financial statements and accompanying notes for the year ended December 31, 2021 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue) is provided below:

Adjusted EBITDA Reconciliation (consolidated base)	FOURTH QUARTER		FULL YEAR
	Q4-20	Q4-21	2020	2021
Comprehensive income (loss)	4,188	(1,244)	(14,756)	2,987
Interest / Financing cost	(94)	2,659	(38)	3,870
Tax expenses (income)	(1,042)	2,291	(929)	4,684
Depreciation and amortization	438	1,314	1,332	3,027
EBITDA	3,491	5,020	(14,391)	14,568
Share-based payment expenses	686	479	4,098	2,641
Other expenses (income), net	381	643	1,868	1,217
Impairment losses and (gains) on financial assets through profit and loss	(1,085)	901	15,229	765
Fair value adjustment to inventory	(129)	920	(650)	1,989
Adjusted EBITDA	3,344	7,963	6,154	21,179

*All amounts shown in CAD

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes”, “hopes”, “may”, “anticipates”, “should”, “intends”, “plans”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic and the war in Ukraine. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

Amos@intercure.co